SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)


                            Goodrich Petroleum Corp.
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                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.20
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                         (Title of Class of Securities)


                                   382410 10 8
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                                 (CUSIP Number)



                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 24, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box /X/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.

                                  SCHEDULE 13D

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CUSIP NO.                                        PAGE 2 OF  4 PAGES
---------------------------------                -------------------------------


------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Patrick E. Malloy

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a)/_/      (b)/X/

------ -------------------------------------------------------------------------
3      SEC USE ONLY

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4      SOURCE OF FUNDS (See Instructions)
       PF

------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)      /_/

------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

------------------- ------ -----------------------------------------------------
                    7      SOLE VOTING POWER
                           1,745,118

    NUMBER OF
                    ------ -----------------------------------------------------
      SHARES        8      SHARED VOTING POWER
   BENEFICIALLY            0
     OWNED BY
                    ------ -----------------------------------------------------
       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING              1,745,118
      PERSON
                    ------ -----------------------------------------------------
       WITH         10     SHARED DISPOSITIVE POWER
                           0
------------------- ------ -----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,745,118

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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)  /_/

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.4%

-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IN
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                -------------------------------
CUSIP NO.                                        PAGE 3 OF  4 PAGES
---------------------------------                -------------------------------



                                  SCHEDULE 13D

                                 AMENDMENT NO. 4

INTRODUCTION

      This Amendment No. 4 relates to the Schedule 13D originally filed on behalf of Patrick E. Malloy (the "Reporting Person") with the Securities and Exchange Commission on October 28, 1999. The text of Items 5 and 6 of the
Schedule 13D are hereby amended as follows:

ITEM 5.     INTEREST OF SECURITIES OF THE ISSUER.

            (a) To the Reporting Person's knowledge, as of May 11, 2000 the Corporation had issued and outstanding 8,828,204 shares of Common Stock. The Reporting Person is the beneficial owner of 1,745,118 shares of Common Stock or 18.4% of the outstanding Common Stock, consisting of (i) 1,088,306 shares of Common Stock, (ii) $1,249,781 of Goodrich Petroleum Company LLC Convertible Notes which are currently convertible into 300,000 shares of Common Stock, (iii) warrants to purchase 330,000 shares of Common Stock, which are currently exercisable, and (iv) 65,000 shares of Series A Convertible Preferred Stock, which are currently convertible into 26,812 shares of Common Stock.

            (b) The Reporting Person has the sole power to vote, or to direct the vote of, 1,745,118 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 1,745,118 shares of Common Stock.

            (c) On February 17, 2000, the Reporting Person converted 150,000 Preferred Units of Goodrich Petroleum LLC into 167,267 shares of Common Stock, after the Corporation notified all such holders of its intention to redeem all such outstanding units.

                 Between March 20, 2000 and May 2, 2000, the Reporting Person purchased 65,000 shares of Series A Convertible Preferred Stock of the Corporation in open market transactions.

                                  SCHEDULE 13D

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CUSIP NO.                                        PAGE 4 OF  4 PAGES
---------------------------------                -------------------------------




ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Reporting Person was elected director of the Issuer at the annual meeting of the Issuer that was held on May 18, 2000.



SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       June 27, 2000.


                                                     /s/  PATRICK E. MALLOY
                                                     --------------------
                                                     PATRICK E. MALLOY